Exhibit 99.20

Media release

Rio Tinto strengthens presence in Mongolia

22 January 2018

Rio Tinto is further strengthening its presence in Mongolia, underscoring its commitment to the country.

Rio Tinto will establish a new office in Ulaanbaatar and expand its national employee numbers to around 80 through the course of 2018. The new Rio Tinto office will support the company’s exploration programme and technology centre and have a sharp focus on growing relationships with all partners in Mongolia.

Munkhtushig Dul has been appointed as Rio Tinto’s country director and will lead the new Rio Tinto office. Munkhtushig will work in coordination with the Oyu Tolgoi LLC team, led by managing director Armando Torres.

The new office, which will be separate from Oyu Tolgoi LLC, will house Rio Tinto’s Exploration (RTX) team and the Mongolia Delivery Centre (MDC), the local branch of Rio Tinto's Information Systems and Technology (IS&T) team. The MDC team will help service Rio Tinto’s global operations.

Rio Tinto chief executive J-S Jacques said “Mongolia is one of Rio Tinto’s most strategically important markets and we are here to stay. We have invested more than $7 billion in Mongolia since 2010, including salaries, supplier payments, investment in the community, and $1.5 billion in taxes, royalties and other payments to the government of Mongolia.

“Today we are demonstrating the deepening of our commitment to Mongolia through the establishment of a new country office under new Mongolian leadership to support our exploration, global technology services efforts and relationships in country.

“We are proud to partner with Mongolia to build one of the best copper and gold mines in the world, suppling the essential materials used in everyday life.

“Rio Tinto’s commitment to Mongolia extends beyond Oyu Tolgoi and is a testament to our talented Mongolian workforce who have propelled our operations inside Mongolia and globally forward. This is especially true of the MDC – where Mongolians support Rio Tinto’s global IS&T operations. By investing more in Mongolia we are creating future leaders for our global business and exporting Mongolia’s intellectual capacity around the world. This is a true win-win.”

Munkhtushig Dul said “I am excited to join a company that is dedicated to being a strong partner with Mongolia. Through its shareholding in Oyu Tolgoi, Rio Tinto has invested heavily in Mongolia and is committed to evolving this into a deep and mature partnership for the long-term.  I am looking forward to helping shape the pathway for Rio Tinto’s growing investment in our country.”

Munkhtushig has more than 20 years’ experience in public service, mining and the commodities industry and has previously worked in senior roles within the Noble Group’s Mongolian operations, with the Mongolian Stock Exchange and the Executive Office of the National Security Council, as well as a number of leading Mongolian corporations. His responsibilities will include managing Rio Tinto’s day-to-day activities in Mongolia, engaging with stakeholders and serving as the head of Rio Tinto’s office in Ulaanbaatar.

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